EXHIBIT 99.23




                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
                 -----------------------------------------------
                 500 - 6 Adelaide St. East, Toronto, ON M5C 1H6
                     Ph: (416) 860-0919 Fax: (416) 367-0182



FOR IMMEDIATE RELEASE                                                   TSX: GGG
November 10, 2004


               GLENCAIRN TO HOST CONFERENCE CALL ON Q3/04 RESULTS

Glencairn Gold Corporation (TSX: GGG) invites you to participate in a conference call Friday, November 12, 2004, at 11:00 a.m. Toronto time to discuss its third quarter results, which will be released on November 11, 2004.

In order to join the conference call, please call 416-695-6140 or 1-888-789-0150 (North America only).

A replay of the call will be available until November 26, 2004, by dialing 416-695-5275 or 1-888-509-0081 using the password "Glencairn".


To find out more about Glencairn Gold Corporation (TSX:GGG), visit our website at www.glencairngold.com.


Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Cynthia Lane: clane@renmarkfinancial.com
www.glencaimgold.com                         Tel.: 514-939-3989, Fax: 514-939-3717